Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Supervisory Board of

Deutsche Bank Aktiengesellschaft

We consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-184193) and on Form S-8 (Nos. 333-97257, 333-100246, 333-117705, 333-132673, 333-168335 and 333-197691) of Deutsche Bank Aktiengesellschaft of our reports dated March 6, 2015, with respect to the consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014 and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 20-F of Deutsche Bank Aktiengesellschaft.

KPMG AG

Wirtschaftsprüfungsgesellschaft

Frankfurt am Main (Germany)

March 20, 2015